UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INTERPACE BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

46062X 303

(CUSIP Number)

1315 Capital II, L.P.

1315 Capital Management II, LLC

2929 Walnut Street, Suite 1240

Philadelphia, PA 19104

Telephone: (215) 662-1315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46062X 303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS 1315 Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,166,666 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,166,666 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Evidenced by 19,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B”), of Interpace Biosciences, Inc. (the “Issuer”). The Series B is convertible from time to time, at the option of the holder thereof, into a number of shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”), equal to the initial stated value per Series B share of $1,000, subject to adjustment, divided by an initial conversion price of $6.00 per share, subject to adjustment, and then multiplied by the number of shares of Series B to be converted.
(2)	This percentage (a) is calculated based upon 4,112,843 shares of Common Stock outstanding as of January 8, 2021, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 filed by the Issuer on May 11, 2021 and (b) assumes the conversion of all 47,000 outstanding shares of Series B into an aggregate of 7,833,334 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 46062X 303	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS 1315 Capital Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,166,666 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,166,666 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Evidenced by 19,000 shares of Series B. The Series B is convertible from time to time, at the option of the holder thereof, into a number of shares of Common Stock equal to the initial stated value per Series B share of $1,000, subject to adjustment, divided by an initial conversion price of $6.00 per share, subject to adjustment, and then multiplied by the number of shares of Series B to be converted. See Items 1 and 6 below.
(2)	This percentage (a) is calculated based upon 4,112,843 shares of Common Stock outstanding as of January 8, 2021, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 filed by the Issuer on May 11, 2021 and (b) assumes the conversion of all 47,000 outstanding shares of Series B into an aggregate of 7,833,334 shares of Common Stock.

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Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2020, as amended by Amendment No. 1 thereto filed with the SEC on April 30, 2020 and Amendment No. 2 thereto filed with the SEC on January 21, 2021 (as so amended, the “Prior Statement” and, as supplemented and amended by this Amendment No. 3, the “Statement”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Prior Statement. Except as specifically supplemented and amended by this Amendment No. 3, items in the Prior Statement remain unchanged.

This Amendment No. 3 is being filed to report that, on May 10, 2021, the Issuer and 1315 Capital II, L.P., a Delaware limited partnership (“1315 Capital”), entered into an amendment (the “Note Amendment”) to the Secured Promissory Note dated January 7, 2021 (the “Original Note” and, as amended by the Note Amendment, the “Note”). The Issuer and Ampersand 2018 Limited Partnership (“Ampersand”) also entered into an amendment (the “Security Agreement Amendment”) to the related Security Agreement dated January 7, 2021 (the “Original Security Agreement” and, as amended by the Security Agreement Amendment, the “Security Agreement”) as further discussed below under Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Prior Statement is hereby amended and supplemented to include the following:

On January 7, 2021, the Issuer entered into the Original Note with 1315 Capital pursuant to which 1315 Capital made a loan to the Issuer in a principal amount equal to $2.0 million. On May 10, 2021, the Issuer entered into the Note Amendment with 1315 Capital to increase the principal amount of the Original Note to $3.0 million. The rate of interest on the Note remains equal to eight percent (8.0%) per annum and its maturity date remains the earlier of (a) June 30, 2021 and (b) the date on which all amounts become due upon the occurrence of any event of default as defined in the Note. No interest payments are due on the Note until its maturity date.

On January 7, 2021, the Issuer and Ampersand entered into the Original Security Agreement relating to the Original Note and a promissory note in the amount of $3.0 million between the Issuer and Ampersand dated January 7, 2021 (the “Original Ampersand Note”). On May 10, 2021, the Issuer and Ampersand entered into the Security Agreement Amendment to include the $7.5 million aggregate total principal amount of (i) the Note and (ii) the Original Ampersand Note, as amended by an amendment to increase the principal amount to $4.5 million.

Pursuant to the Security Agreement, the Note is secured by a first priority lien and security interest on substantially all of the assets of the Issuer. Additionally, if a change of control of the Issuer occurs (as defined in the Note) the Issuer is required to make a prepayment of the Note in an amount equal to the unpaid principal amount, all accrued and unpaid interest, and all other amounts payable under the Note out of the net cash proceeds received by the Issuer from the consummation of the transactions related to such change of control. The Issuer may prepay the Note in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment. No prepaid amount may be re-borrowed.

The Note contains certain negative covenants which prevent the Issuer from issuing any debt securities pursuant to which the Issuer issues shares, warrants or any other convertible security in the same transaction or a series of related transactions, except that Issuer may incur or enter into any capitalized and operating leases in the ordinary course of business consistent with past practice, or borrowed money or funded debt in an amount not to exceed $4.5 million (the “Debt Threshold”) that is subordinated to the Note on terms acceptable to 1315 Capital; provided, that if the aggregate consolidated revenue recognized by the Issuer as reported on Form 10-K as filed with the SEC for any fiscal year ending after January 10, 2020 exceeds $45 million dollars, the Debt Threshold for the following fiscal year shall increase to an amount equal to: (x) ten percent (10%); multiplied by (y) the consolidated revenue as reported by the Issuer on Form 10-K as filed with the SEC for the previous fiscal year.

The foregoing descriptions of the Note, the Security Agreement, the Note Amendment and the Security Agreement Amendment are qualified in their entirety by reference to the full text of the Note, the Security Agreement, the Note Amendment and the Security Agreement Amendment which are filed as Exhibits 2, 3, 4 and 5 to this Amendment No. 3, respectively, and are incorporated herein by reference in their entirety.

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Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among 1315 Capital and 1315 Capital Management (incorporated by reference to Exhibit 1 to the Schedule 13D filed by 1315 Capital II, L.P. on January 23, 2020).

2.	Secured Promissory Note, dated January 7, 2021, by Interpace Biosciences, Inc. in favor of 1315 Capital II, L.P. (incorporated by reference to Exhibit 2 to Amendment No. 2 to Schedule 13D filed by 1315 Capital II, L.P. on January 21, 2021).

3.	Security Agreement, dated January 7, 2021, by and between Ampersand 2018 Limited Partnership and Interpace Biosciences, Inc. (incorporated by reference to Exhibit 3 to Amendment No. 2 to Schedule 13D filed by 1315 Capital II, L.P. on January 21, 2021).

4.	Amendment to Secured Promissory Note, dated May 10, 2021, by Interpace Biosciences, Inc. in favor of 1315 Capital II, L.P.

5.	Amendment to Security Agreement, dated May 10, 2021, by and between Ampersand 2018 Limited Partnership and Interpace Biosciences, Inc.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2021

1315 CAPITAL II, L.P.

By:	1315 Capital Management II, LLC, its General Partner

By:	/s/ Adele C. Oliva
Name:	Adele C. Oliva
Title:	Managing Member

1315 CAPITAL MANAGEMENT II, LLC

By:	/s/ Adele C. Oliva
Name:	Adele C. Oliva
Title:	Managing Member

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